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                           December 8, 2022

       Adam Larson
       Chief Financial Officer
       Cottonwood Communities, Inc.
       1245 E. Brickyard Road, Suite 250
       Salt Lake City, UT 84106

                                                        Re: Cottonwood
Communities, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed March 30,
2022
                                                            File No. 000-56165

       Dear Adam Larson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Item 5. Market for Registrant   s Common Equity, Related Stockholder
Matters and Issuer
       Purchases of Equity Securities
       Funds from Operations, page 48

   1. You disclose that you use Core FFO as a measure of your operating performance and that it is useful to
investors because it facilitates an understanding of your operating performance after
adjusting for non-cash expenses and other items not indicative of ongoing operating
performance. Please tell us how you determined how the exclusion of performance
participation allocation is consistent with the uses that you disclose.
                                                        Reference is made to
Item 10(e) of Regulation S-K.
       Notes to Consolidated Financial Statements
       10. Related-Party Transactions
       Performance Participation Allocation, page F-23
 Adam Larson
Cottonwood Communities, Inc.
December 8, 2022
Page 2

2. Please clarify for us the nature of the performance participation allocation. In addition, please tell us your basis in U.S. GAAP for recording this item as an expense. Within your response, please reference the authoritative accounting literature management relied upon.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron at 202-551-3439 or Jennifer Monick at
202-551-
3295 with any questions.



FirstName LastNameAdam Larson                                 Sincerely,
Comapany NameCottonwood Communities, Inc.
                                                              Division of
Corporation Finance
December 8, 2022 Page 2                                       Office of Real
Estate & Construction
FirstName LastName